[INOVIO LETTERHEAD]

January 23, 2009

VIA EDGAR AND FEDEX

Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20548-6010

  Re:
  Inovio Biomedical Corporation
  Registration Statement on Form S-4
  Filed December 10, 2008
  File No. 333-156035

Dear Ms. Fisher:

        Inovio Biomedical Corporation ("Inovio" or the "Company") hereby transmits for filing Amendment No. 1 to its registration statement on Form S-4 filed December 10, 2008 ("Amendment No. 1"). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 1 (marked to show changes and additions from the Form S-4 filed December 10, 2008 (the "S-4")). We have been advised that changes in Amendment No. 1 from the S-4, as submitted herewith in electronic format, have been tagged.

        The staff of the Securities and Exchange Commission (the "Staff") issued a comment letter, dated January 6, 2009, in respect of the above-referenced filing. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 1.

General

1.
Consideration should be given to the updating requirements of Rule 8-05(b) of Regulation S-X. Updated accountants' consents should be included with any amendment to the filing.

        Response:    The Company and VGX are aware of the updating requirements of Regulation S-X applicable to the provision of their respective historical financial statements and pro forma financial information, and if required by Rule 8-08 of Regulation S-X will further amend the registration statement to update such financial information prior to seeking effectiveness of the registration statement. Updated accountants' consents are included with Amendment No. 1 as Exhibits 23.3 and 23.4, and further updated accountants' consents will be included with any subsequent amendments.

Inovio Biomedical Corporation, page 123

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 147

2.
We note your discussions on pages 5 and 72 that the merger will constitute a change in control as defined in certain of your stock option plans and this will result in the acceleration of vesting for all options to purchase shares of Inovio common stock outstanding at the effective date. Please tell us and revise management's discussion and analysis to explain the anticipated impact the acceleration will have on your financial statements, if material.

        Response:    The Company has revised its management's discussion and analysis to explain the anticipated impact the acceleration will have on its financial statements under the "Stock-Based

Compensation" paragraph in the Results of Operations for the Quarters ended September 30, 2008 and 2007 on page 148 of Amendment No. 1.

VGX Pharmaceuticals, Inc., page 164

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 172

Results of Operations for the Nine Months Ended September 30, 2008 Compared to the Nine Months Ended September 30, 2007, page 176

Discontinued Operations, page 179

3.
We note the disclosure herein on page 179 that the purchase price of the manufacturing assets of VGX was determined using an independent third party valuation firm. Please revise to clearly disclose the nature and extent of your reliance on the third party for the asset and related purchase price valuation. While you (management) may elect to take full responsibility for valuing the assets, if you disclose you relied on a third party expert for the valuation of these assets, you may need to revise to name the expert and include the consent of the independent valuation firm as an exhibit to the registration statement. Please refer to Securities Act Rule 436 and Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Revise or advise.

        Response:    In response to the Staff's comment, VGX has provided revised disclosure, on pages 180 and 182 of Amendment No. 1, clarifying that the valuation was determined by and was the responsibility of VGX's management, which considered in part preliminary work performed by an independent valuation firm.

Liquidity and Capital Resources, page 182

4.
Your liquidity discussion does not appear to discuss the impact of your discontinued operations. Please describe how cash flows from discontinued operations are reflected in your cash flows statements, and, if material, quantify those cash flows since they are not separately identified. In addition, you should describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company's future liquidity and capital resources.

        Response:    In response to the Staff's comment, VGX has provided revised disclosure, beginning on page 183 of Amendment No. 1, reflecting the impact of its discontinued operations.

Inovio Biomedical Corporation Financial Statements for the Year Ended December 31, 2007 and 2006, page F-l

Note 16.    Inovio AS Acquisition, page F-44

5.
We note the disclosure on pages 60 and F-49 that the value assigned to certain patent and intellectual property rights was determined by a valuation specialist in Norway. Please revise to clearly disclose the nature and extent of your reliance on the third party for the asset valuations. As previously noted, while you (management) may take full responsibility for valuing the assets, if you disclose you relied upon a third party expert for the valuation of these assets, you may need to name the expert and include the consent of the independent valuation firm as an exhibit to the registration statement, in compliance with Securities Act Rule 436. Please also refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Revise or advise.

        Response:    In response to your comment, the Company has revised its disclosure in Amendment No. 1, including on page 60 of the Risk Factors and page F-49, to clarify the nature and extent of its reliance on the third party, clarifying that the value assigned to the rights was determined by and was the responsibility of the Company's management, who considered in part a preliminary work performed by an independent valuation specialist in Norway.

VGX Pharmaceuticals Financial Statements for the Year Ended December 31, 2007 and 2006, page F-74

Report of Independent Auditors, page F-75

6.
We note that your auditors do not indicate their location on the audit report. Please have your auditors revise their report as appropriate.

        Response:    VGX's auditors have provided a revised report, which is included as page F-75 of Amendment No. 1.

Consolidated Statements of Operations, page F-77

7.
We note the "losses from equity investment" are reflected as a component of non-operating income. Please tell us why you classify these amounts as non-operating opposed to operating in your statement of operations.

        Response:    VGX has represented to the Company that VGX recognizes the "losses from equity investment" as a non-operating item because the primary business of the investee is the textile business. Virtually all of the $10.8 million in revenue that VGX's investee recognized in 2007 was the result of the textile business. The investee is slowly trying to evolve into a biopharmaceutical company through its involvement in cGMP consulting, plasmid manufacturing, and in-licensing drug candidates. VGX has represented to the Company that it believes that the investee will eventually be successful in its transformation into a biopharmaceutical business, in part based on the fact that since the acquisition of the plasmid manufacturing assets, the investee has been able to score key contracts from several customers, which will contribute to future revenues.

8.
We note on page 180 that your research and development expenses include "expansion of the production capacity at the DNA plasmid manufacturing facility, which resulted in unabsorbed labor and overhead." Please tell us how your definition of research and development expense complies with SFAS 2.

        Response:    VGX has provided revised 2007 financial statements, beginning on page F-74 of Amendment No. 1, which have been reorganized to classify the results of operations of the DNA plasmid manufacturing operations as discontinued operations. VGX has represented to the Company that such changes were made in accordance with FAS 144 to report the results of this component in discontinued operations for all prior periods. As a result, VGX believes that the Staff's comment with respect to the classification of the unabsorbed labor and overhead is now moot. Per VGX, these costs, previously classified as research and development expense, have now been included and classified within the Discontinued Operations section of the Statements of Operations during all years presented.

Note 1.    Description of the Business and Basis of Presentation, page F-81

Revenue Recognition, page F-83

9.
We note that you recorded a significant amount of revenues in 2007, related to product sales; however, your revenue recognition policy does not discuss your revenue recognition policies related to product sales, except to say "the company recognizes revenue upon shipment of product from its facilities." Please tell us more about your revenue from product sales and revise your revenue recognition disclosure to clarify.

        Response:    In response to the Staff's comment, VGX has provided revised disclosures regarding its revenue recognition policies beginning on page F-84 of Amendment No. 1.

10.
In this regard, we note that you recorded a significant amount of deferred revenue as of December 31, 2007. Please tell us and revise the disclosure to discuss, the nature of your deferred revenue and your related accounting policy.

        Response:    In response to the Staff's comment, VGX has provided revised disclosures regarding its deferred revenue and related policies beginning on page F-84 of Amendment No. 1.

Note 8.    Commitments, page F-94

License Agreements, page F-95

11.
We note that you have entered into license agreements and R&D collaboration agreements with several parties that include royalty and milestone payments as part of the terms of the license agreements. Although you disclose the amount and timing of milestone payments for certain agreements, you do not for others. Please revise your disclosure to address our concerns.

        Response:    VGX has represented to the Company that VGX's decision to disclose the milestone payments of only certain of the license agreements and not others was a result of VGX's concerns that disclosure of specific terms in those agreements would damage VGX's competitive position from a commercial and financial standpoint. This decision impacts two key license agreements—one signed in November 2006 for an electroporation device and another signed in April 2007 for the production of Vpr protein. VGX has represented to the Company that it is requesting confidential treatment via separate correspondence to the Secretary of the Commission with respect to portions of those agreements, including the milestone amounts, under Rule 406. VGX has indicated to the Company that were it required to disclose those terms of the two license agreements, VGX would be adversely impacted competitively and financially, particularly in its U.S. business. In comparison, the agreements for which VGX previously disclosed milestone information relate to its business in Asia or are not as sensitive to VGX's ongoing business and strategic plans, and thus VGX believes that the disclosure of such terms would not have the same adverse competitive and financial impact on VGX. However, VGX has provided revised disclosure, on pages 172, F-97 and F-98, F-104, F-125 and F-126, and F-134 of Amendment No. 1, disclosing the terms of other license agreements with related parties as requested by the Staff.

VGX Pharmaceuticals Financial Statements for the Period Ended September 30, 2008, page F-104

Note 2.    Summary of Significant Accounting Policies, page F-109

Goodwill and Intangible Assets, page F-111

12.
We note that you recognized an impairment charge of $177,768 against the gain on the sale of manufacturing assets to a related party in June 2008 related to the assembled workforce transferred as part of that asset purchase agreement. In addition, we note that you recorded an impairment charge of $240,808 related to manufacturing contracts that were sold to a related party as part of the asset purchase agreement. Please revise to include the disclosures required by paragraphs 46 and 47 of SFAS 142, as applicable.

        Response:    In response to the Staff's comment, VGX has provided the disclosure required by paragraphs 46 and 47 of SFAS 142, beginning of page F-112 of Amendment No. 1.

Stock-Based Compensation—VGX Pharmaceuticals, page F-113

13.
We note your disclosure that the increase in compensation expense was due to the charge related to option re-pricing and acceleration that took place in September 2008. Please tell us and revise your filing to disclose the terms of the re-pricing and acceleration and support that your accounting complied with SFAS 123R.

        Response:    In response to the Staff's comment, VGX has provided revised disclosure, including the terms of the re-pricing and acceleration of the vesting of these options, on page 188 of Amendment No. 1.

14.
In this regard, we note your disclosure on pages 58 and 187 that the fair value of VGX common stock was determined by an independent valuation firm, Baker Meekins. Please revise to clearly disclose the nature and extent of your reliance on the third party for the common stock valuations. As previously noted, while you (management) may elect to take full responsibility, if you disclose you relied on a third party expert for the valuation of your stock, you may need to name the expert and include the consent of the independent valuation firm as an exhibit to the registration statement, in compliance with Securities Act Rule 436. Please revise or advise.

        Response:    In response to the Staff's comment, VGX has provided revised disclosure, on pages 58 and 188 of Amendment No. 1, clarifying that the valuation was determined by and was the responsibility of the VGX board of directors, which considered in part preliminary work performed by an independent valuation firm or similar language depending upon the facts.

Note 3.    Discontinued Operations, page F-118

15.
We note from your disclosure that you entered into an asset purchase agreement with VGXI, a related company, to divest of assets related to your DNA plasmid manufacturing business. We also note, from your discussion on page F-100, that you recorded a significant amount of property and equipment, intangible assets and goodwill in conjunction with this original acquisition from ADViSYS in February 2007. Please provide us with further clarification for the following: (i) the nature of the business purchased from ADViSYS; (ii) the nature of the business sold to VGXI and (iii) the business purpose for selling the business purchased from ADViSYS in 2007.

        Response:    VGX has represented to the Company that VGX acquired ADViSYS in February 2007 through an asset purchase agreement. Per VGX, ADViSYS was incorporated in Delaware on November 26, 1997, but did not commence operations until January 1998 and upon acquisition was a biotechnology company engaged in the development and commercialization of products designed to add to the economic value of livestock and improve the health of companion animals. VGX has represented to the Company that over the course of ADViSYS's existence, ADViSYS had developed critical technology related to three areas—(1) DNA plasmid manufacturing, (2) its GHRH (Growth Hormone Releasing Hormone) therapy for animal applications, and (3) Cellectra, an electroporation device that enables the delivery of DNA plasmids.

        Per VGX, management's interest in Cellectra specifically served as a catalyst for VGX's acquisition of ADViSYS, based on the conclusion of VGX's management that electroporation is the most effective means to deliver DNA plasmids to patients. As such VGX made the decision to purchase ADViSYS primarily for the Cellectra technology to complement its DNA vaccines candidates. Per VGX, the remaining two technologies of ADViSYS—GHRH therapy for veterinary applications and DNA plasmid manufacturing—were seen as ancillary items to VGX's goal of becoming a solid DNA vaccines company. Specifically, VGX develops drugs for human applications and thus did not have a direct need for the veterinary applications of DNA vaccines. However, per VGX, the GHRH technology for veterinary applications served as a validation of the DNA vaccines plus electroporation model and ADViSYS had already submitted for marketing approval its GHRH therapy for swine application in

Australia. VGX believed that having the product approved would further validate the power of DNA vaccines plus electroporation. VGX ultimately determined that the best way to leverage its veterinary assets was to segregate this GHRH technology for veterinary applications by creating a separate subsidiary dedicated to serving animal health, hence the creation of VGX Animal Health.

        Regarding the DNA plasmid manufacturing technology, VGX has represented to the Company that it had historically outsourced its DNA vaccines manufacturing needs to outside vendors, and although intrigued by the possibility of maintaining an in-house manufacturing ability, VGX's management remained concerned about the difficulty of managing this additional complicated business and whether doing so would pull management's resources away from VGX's core objective of drug development. Thus, in June 2008, VGX decided to sell its DNA plasmid manufacturing business to its affiliate VGXI, Inc. The sale included the patents related to the manufacturing of DNA plasmids, as well as all other assets related to manufacturing of DNA plasmids. Per VGX, there were two primary reasons for the sale of the manufacturing assets. First, operating a DNA plasmid manufacturing business took considerable time and resources, affecting the focus and time allocation of management. Second, per VGX, VGX's management felt that divesting some of its non-core assets, such as DNA plasmid manufacturing, was preferable to raising capital through the sale of equity. Other assets acquired through the ADViSYS acquisition—Cellectra and the GHRH technology for veterinary applications—were not part of the sale to VGXI, Inc.

16.
In this regard, we also noted your discussion on page 53, that as a result of the sale of the plasmid manufacturing assets to VGXI, VGX does not have control of certain patents relating to the current manufacturing technology for products used in VGX's pre-clinical and clinical studies. Please explain to us how you have accounted for the patents as part of the sale to VGXI.

        Response:    VGX has represented to the Company that it does not capitalize its patent costs; rather, it expenses them as the costs are incurred. Per VGX, when the sale of the DNA plasmid manufacturing assets occurred, along with the tangible assets related to the DNA plasmid manufacturing, two families of patents related to the manufacturing processes (AVSI-0030—Device and Methods of Biomaterial Production and AVSI-0050 Compositions Comprising High Concentration of Biologically Active Molecules and Processes for Preparing the Same) were also assigned to the purchaser.

Note 9.    Commitments, page F-122

17.
We note that you are recognizing revenue when reimbursement for incurred expenses is received from the DTRA. We also note, that the costs associated with these research and development agreements are included in research and development expense. Please tell us your consideration of recognizing these grants as an offset to your research and development expense rather than as grant revenues. Please cite the accounting literature that supports your accounting.

        Response:    VGX has represented to the Company that it recognizes revenue on government contracts upon receipt of cash, and reflects the revenue as Government Contract Revenue in the VGX consolidated statement of operations. VGX has indicated that the contract from the DTRA was awarded in August 2007, and research and development expenses were incurred from August 22, 2007 until completion of the project in 2008. However, voucher submissions for reimbursement were delayed in 2007 until the DCAA audit was completed, so VGX did not receive any contract reimbursements for expenses incurred in 2007 until February 2008. As a result, VGX's consolidated statement of operations for 2007 do not reflect any revenue, either as Government Contract Revenue or as an offset to research and development expenses, since no reimbursements were received in 2007. The VGX consolidated statement of operations for the nine months ended September 30, 2008 reflects Government Contract Revenue of $1,962,305, and not as an offset to research and development expenses, which VGX believes is supported by the provisions of SAB No. 104.

18.
We note numerous related party transactions discussed in the footnote. Significant related party transactions should be disclosed on the face of the financial statements, pursuant to Rule 4-08(k) of Regulation S-X. Revise or tell us why such disclosure is not necessary.

        Response:    VGX has represented to the Company that it accounts for VGX's investment in VGX International, Inc. using the equity method of accounting, and the equity investment is presented on VGX's consolidated balance sheets, net of unamortized acquisition costs. VGX also reflects its proportionate share of VGX International, Inc.'s operating losses on its consolidated statements of operations. Per VGX, it did not consider all other related party transactions through December 31, 2007 significant, and as a result such transactions were not reflected on the face of the financial statements. In 2008, VGX entered into a license agreement and an asset purchase agreement with related parties which are deemed to be significant, and the receivables related to these transactions are reflected on the consolidated balance sheet as of September 30, 2008.

Unaudited Pro Forma Condensed Combined Financial Statements, page I-1

Note 1.    Basis of Presentation, page I-7

19.
We note the disclosure that the purchase price allocation will remain preliminary until Inovio completes a third party valuation of significant tangible and identifiable intangible assets acquired. While you (management) may elect to take full responsibility, as previously noted, if you rely on the third party expert for the valuation of these assets, you may need to revise to name the expert and include the consent of the independent valuation firm as an exhibit to the registration statement, in compliance with Securities Act Rule 436. Please revise or advise.

        Response:    In response to your comment and based on the prospective nature of the valuation for purposes of this disclosure, the Company has eliminated the reference to the potential receipt of a third party valuation.

20.
We note that approximately $8.0 million of the purchase price represents purchased in-process technology. Revise the filing to describe the nature and timing of the remaining efforts and related cash requirements necessary to develop the incomplete technology into a commercially viable product. Describe the potential effects on results of operations and financial position if the technology is not successful and timely completed. Finally, describe the current status of the project(s).

        Response:    In response to your comment, the Company has revised Note 1, beginning on page I-7 of Amendment No. 1, to describe the nature and timing of the remaining efforts and related cash requirements necessary to develop the incomplete technology into a commercially viable product.

21.
We see that the fair value of the Inovio shares used in determining the purchase price was $0.31 per share and that was based on the average of the closing price of Inovio common stock for the period four days before the December 5, 2008 merger agreement announcement date. Please tell us why you determined this measurement to be appropriate given the guidance provided by paragraph 22 of SFAS 141, which states, in part, that the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued. Please advise.

        Response:    In response to your comment, the Company has revised the fair value of shares of Inovio common stock used in determining the purchase price to be $0.41 per share, based on the average of the closing price of shares of Inovio common stock for the two days before and two days after the December 5, 2008 announcement date of the Amended Agreement.

22.
We see that you have included a pro forma adjustment to eliminate the historical goodwill of VGX. Please explain why you have indicated a reference to Note A on the table and how this note provides further explanation with regard to this adjustment.

        Response:    In response to your comment, the Company has revised Note (A), on page I-10 of Amendment No. 1, to reflect the adjustment to eliminate the historical goodwill of VGX.

23.
Please refer to Note (A). Explain the valuation methodology and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including identifiable intangible assets. Since your purchase price allocation resulted in a decrease from the historical book value of the assets recorded, please tell us how you determined your valuation.

        Response:    In response to your comment, the Company has added disclosure to explain the valuation methodology and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including identifiable intangible assets, to the introductory disclosures beginning on page I-2 of Amendment No. 1 and to Note (A) on page I-10 of Amendment No. 1.

24.
All adjustments should be presented in the form of separate and self-balancing entries. You have combined pro forma adjustments on certain line items. Revise your presentation to separately disclose each of the adjustments, including each separate adjustment to record the assets and liabilities acquired and each separate adjustment to equity. We may have further comments upon review of your revisions.

        Response:    In response to your comment, the Company has adjusted the pro forma financial statements to separately disclose each adjustment, including each separate adjustment to record the assets and liabilities acquired and each separate adjustment to equity.

25.
Please refer to note (B). Revise to explain how you determined the adjustment of $4,653,948 and reconcile this amount to the fair value in the table in Note 1 that indicates the fair value of intangible assets, net of the negative goodwill allocation, is $7,785,000. Also, explain how you have reflected your adjustment to in-process research and development of $2,171,000 in your pro forma financial statements as indicated in your footnote.

        Response:    In response to your comment, the Company has adjusted the pro forma financial statements to separately disclose each adjustment, including each separate adjustment to identifiable intangible assets and in-process research and development.

26.
Please refer to adjustments (G) and (H). Revise to disclose the expected useful life for the significant assets, including identified intangibles.

        Response:    In response to your comment, the Company has revised Notes (G) and (H) to disclose the expected useful life for the significant assets, on page I-11 of Amendment No. 1.

27.
Please revise to disclose how the pro forma weighted average shares and pro forma basic and diluted earnings per share were determined.

        Response:    In response to your comment, the Company has added footnote (L) on page I-11 of Amendment No. 1 to disclose how the pro forma weighted average shares and pro forma basic and diluted earnings per share were determined.

        If you have any further comments or questions, please do not hesitate to contact the undersigned or the Company's counsel at the numbers provided on the cover of Amendment No. 1.

                      Sincerely,

                      Avtar Dhillon
                      President and Chief Executive Officer
                      Inovio Biomedical Corporation

Cc:
Dr. J. Joseph Kim, VGX Pharmaceuticals, Inc.